Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

COMPLETE GENOMICS, INC.

at

$3.15 NET PER SHARE

by

BETA ACQUISITION CORPORATION

a wholly-owned subsidiary of BGI-Shenzhen

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON TUESDAY, OCTOBER 23, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2012 (the “Merger Agreement”), by and among BGI-Shenzhen (“Parent”), Beta Acquisition Corporation (the “Purchaser”) and Complete Genomics, Inc. (the “Company”). The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined herein), (ii) the expiration or termination of any applicable waiting period relating to the Offer, the Merger (as defined below) or the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”), (iii) the Committee on Foreign Investment in the United States (“CFIUS”) shall have notified Parent and the Company in writing that it has determined not to investigate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) pursuant to the powers vested in it by the Exon-Florio Amendment to the Defense Production Act of 1950 or, in the event that CFIUS has undertaken such an investigation, CFIUS has terminated such investigation or the President of the United States has determined not to take any action to suspend or prohibit the transactions contemplated by the Merger Agreement (the “CFIUS Condition”), (iv) the approval of each of the National Development and Reform Commission of the People’s Republic of China (the “PRC”), the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of the PRC (collectively, the “Specified Governmental Entities”), (v) the absence of a material adverse effect on the Company, and (vi) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the number of outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, if any, represent at least a majority of the Shares (determined on a fully diluted basis on the date of determination). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the merger (the “Merger”) of the Purchaser with and into the Company, with the Company as the surviving corporation, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the Merger (the “Company Board Recommendation”).

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

September 25, 2012

SUMMARY TERM SHEET

Beta Acquisition Corporation, a wholly-owned subsidiary of Parent, BGI-Shenzhen, is offering to purchase all of the outstanding Shares of the Company for $3.15 per Share net in cash. The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. Unless otherwise indicated or the context otherwise requires, all references to “we”, “us” and “our” refer to Beta Acquisition Corporation.

Who is offering to buy my securities?

We are Beta Acquisition Corporation, a Delaware corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Parent, a company organized under the laws of the People’s Republic of China. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares of the Company. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.15 per Share net to you, in cash, without interest thereon and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

BGI-Shenzhen, our parent company, will provide us with sufficient funds to purchase all Shares successfully tendered in the Offer and to provide funding for our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Parent intends to provide us with the necessary funds from cash on hand or credit facilities for which Parent has received commitment letters, or alternative financing. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, BGI-Shenzhen, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of:

•	the financial resources of Parent together with

i

•	the bank financing available to Parent under the Financing Commitments, which will be provided to us;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Tuesday, October 23, 2012 (which is the end of the day on October 23, 2012 unless the Offer is extended), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms:

•

We shall, subject to certain conditions (i) extend the Offer on one or more occasions for any successive periods of up to 20 business days ending no later than the Outside Date (as defined in Section 11 below), if on or prior to any then-scheduled expiration date of the Offer all of the conditions to the Offer (including the Minimum Condition and the other conditions set forth in Section 15—“Conditions of the Offer”) have not been satisfied, or waived by Parent or us and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer;

•

If necessary to obtain sufficient Shares to reach the Short Form Threshold (after giving effect to and including Shares purchased through the Top-Up Option), we shall provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of up to 10 business days, the length of the initial “subsequent offering period” and each extension thereof to be determined by us in our sole discretion. Subject to the terms and conditions of the Merger Agreement and the Offer, we shall (and Parent shall cause us to) immediately accept for payment, and pay for, all Shares that are validly tendered pursuant to the Offer during such “subsequent offering period.”

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon

•	satisfaction of the Minimum Condition;

•	satisfaction of the HSR Condition;

•	satisfaction of the CFIUS Condition;

•	the absence of a material adverse effect on the Company; and

•	the approval of each of the Specified Governmental Entities (the “Other Required Governmental Approvals”).

The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, if any, represents at least a majority of the Shares (determined on a fully diluted basis on the date of determination).

The Offer is also subject to a number of other important conditions. We can waive some of these conditions without the Company’s consent. We cannot, however, change, modify or waive the Minimum Condition without the consent of the Company. See Section 15—“Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Market (“Nasdaq”) trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by November 23, 2012, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

What does the Company Board think of the Offer?

The Company Board has (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the Merger.

A description of the reasons of the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Company’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for the Company’s common stock, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into the Company. If that Merger takes place, all remaining stockholders of the Company (other than Parent) will receive $3.15 per Share net in cash without interest (or any higher price per Share that is paid in the Offer) and the Company will become a wholly-owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your appraisal rights, then you may receive the judicially-determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Shares that the Company’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges and there may not be an active public trading market for the Company’s common stock. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 14, 2012, the last trading day before we announced the Offer, the last sale price of the Company’s common stock reported on Nasdaq was $2.67 per Share. We encourage you to obtain a recent quotation for Shares of the Company’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the Information Agent for our tender offer. See the back cover of this Offer to Purchase.

v

i

To the Holders of Shares of

Common Stock of Complete Genomics, Inc.:

INTRODUCTION

Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”, and each, a “Share”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a price of $3.15 per Share (the “Offer Price”) net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2012 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined in Section 15 below), (ii) the satisfaction of the HSR Condition, (iii) the satisfaction of the CFIUS Condition, (iv) the approval of the Specified Governmental Entities, (v) the absence of a material adverse effect on the Company, and (vi) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the number of outstanding Shares of the Company which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or the Purchaser, if any, or with respect to which Parent or the Purchaser otherwise has directly or indirectly, sole voting power, if any, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis on the date of determination). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares, mean the number of Shares outstanding plus the number of Shares the Company is required to issue on or prior to the Outside Date (as defined below) pursuant to options, rights or other obligations outstanding at any date on or prior to the Outside Date under any employee stock option or other benefit plans or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), including, without limitation, pursuant to the Company’s stock option plans. The Company has advised Parent that, as of September 12, 2012, 34,385,800 Shares were issued and outstanding, 4,453,482 Shares were reserved for issuance upon the exercise of stock options outstanding on that date, 1,533,823 Shares were reserved for issuance upon the exercise of warrants outstanding on that date, 1,112,335 Shares were subject to outstanding restricted stock units outstanding on that date and 1,400,308 Shares were reserved for issuance pursuant to the Company’s employee stock purchase plan.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the Merger (the “Company Board Recommendation”).

A complete description of the reasons for the Company Board’s approval of the Offer and the Merger will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you at the same time as or shortly after this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 11—“The Transaction Agreements—The Merger Agreement—Conditions to the Merger,” the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly-owned by Parent. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser, all of which will be canceled and retired and shall cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $3.15 (or any greater per Share price paid in the Offer) net in cash without interest.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if required by applicable law, to establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders to be held as promptly as reasonably possible following the Purchaser’s acceptance for payment of, and payment for, the Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) for the purposes of considering and taking action upon the adoption of the Merger Agreement (with the record date to be set in consultation with Parent for a date after the Acceptance Time). Parent has agreed to vote its and any of its subsidiaries’ Shares in favor of the adoption of the Merger Agreement. If the Minimum Condition and the other conditions of the Offer are satisfied and the Offer is completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares. See Section 11—“The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, October 23, 2012 (which is the end of the day on October 23, 2012), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the satisfaction of the HSR Condition, (iii) the satisfaction of the CFIUS Condition, (iv) the approval of the Specified Governmental Entities, (v) the absence of a material adverse effect on the Company, and (vi) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, if any, represent at least a majority of the Shares (determined on a fully diluted basis on the date of determination). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 16—“Conditions of the Offer.”

The Merger Agreement provides that, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, the Purchaser shall, subject to certain conditions (i) extend the Offer on one or more occasions for successive periods of up to 20 business days ending no later than the Outside Date (as defined in Section 11 below), if on or prior to any then-scheduled expiration date of the Offer all of the conditions to the Offer (including the Minimum Condition and the other conditions set forth in Section 15—“Conditions of the Offer”) have not been satisfied, or waived by Parent or the Purchaser and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer. The Merger Agreement further provides that only if necessary to obtain sufficient Shares to reach the Short Form Threshold, the Purchaser shall provide for a “subsequent offering period” (and one or more extensions thereof), in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of up to 10 business days and the length of the initial “subsequent offering period” and each extension thereof (each, a “Subsequent Offering Period”) may be determined by the Purchaser in its sole discretion.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 23, 2012. If the initial offering period has expired and the Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2 below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition of the Offer or modify or amend the terms of the Offer, except that, without the consent of the Company, the Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer except in the situation where new additional consideration is added to the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions to the Offer in a manner adverse to the holders of Shares, or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such purchaser’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, the Offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” the Purchaser will accept for payment, and pay for, all Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to provide for a Subsequent Offering Period, the Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at Depositary Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in this Section 2 below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn pursuant to the Offer as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of

Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, duly executed and in proper form, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, duly executed and in proper form, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent (as defined in Section 17—“Fees and Expenses”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 23, 2012.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of the Company who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares have been traded on Nasdaq under the symbol “GNOM” since the Shares began trading on November 11, 2010. The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2010
Fourth Quarter	8.98	6.60

Year Ended December 31, 2011
First Quarter	$9.16	$6.91
Second Quarter	18.55	9.01
Third Quarter	15.60	5.48
Fourth Quarter	6.19	2.57

Year Ending December 31, 2012
First Quarter	$5.42	$2.35
Second Quarter	3.50	1.57
Third Quarter (through September 21, 2012)	3.34	1.87

On September 14, 2012, the last full day of trading before the public announcement of the execution of the Merger Agreement and the commencement of the Offer, the closing price of the Shares on Nasdaq was $2.67 per Share. The Company has never declared nor paid any cash dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

General. The Company is a Delaware corporation with its principal executive offices located at 2071 Stierlin Court, Mountain View, CA 94043. The telephone number for the Company is (650) 943-2800. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Company is a life sciences company that has developed and commercialized an innovative DNA sequencing platform. The Company’s Complete Genomics Analysis Platform, or CGATM Platform, combines its proprietary human genome sequencing technology with its informatics and data management software and its end-to-end, outsourced service model to provide its customers with data that is immediately ready to be used for genome-based research.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

Summary Financial Information. Set forth below is certain summary financial information for the Company and its consolidated subsidiaries excerpted from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2012 and June 30, 2011. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Three Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010
Operating Data (In thousands, except share and per share amounts)
Total revenues	$8,693	$5,865	$19,344	$9,389
Income (loss) from operations	(18,094)	(14,891)	(69,295)	(47,653)
Net income (loss)	(18,827)	(15,959)	(72,348)	(57,687)
Basic and diluted net income (loss) per share	(0.55)	(0.56)	(2.40)	(13.60)

	Three Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010
Balance Sheet Data (In thousands, except share and per share amounts)
Total assets	$95,183	$168,365	$130,203	$103,160
Total liabilities	46,807	45,537	47,589	29,524
Stockholders’ equity	48,376	122,828	82,614	73,636

8. Certain Information Concerning Parent and the Purchaser.

General. Parent is a company organized under the laws of the People’s Republic of China with its principal offices located at 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, China 518083. The telephone number of Parent is 011-86-755-2527-3620. Parent includes both non-profit genomic research institutes and sequencing application commercial units that provide comprehensive sequencing and bioinformatics services for medical, agricultural and environmental applications. Parent’s commercial activities help its customers achieve their research goals by delivering rapid, high-quality results using a broad array of cost-effective, cutting-edge technologies. Parent’s customers also benefit from its scientific expertise and research experience that have generated over 250 publications in top-tier journals such as Nature and Science. BGI is recognized globally as an innovator for conducting international collaborative projects with leading research institutions to better mankind and our world.

The Purchaser is a Delaware corporation with its principal offices located at c/o BGI-Shenzhen, 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, China 518083. The telephone number of the Purchaser is 011-86-755-2527-3620. The Purchaser is a wholly-owned subsidiary of Parent. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase, Schedule I hereto and the Tender and Support Agreement, (i) none of Parent, the Purchaser, any majority-owned subsidiary of Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or the Tender and Support Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at

100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and the Purchaser have received bank commitment letters in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and the Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and the Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay existing debt of the Company, to pay related transaction fees and expenses, and to fund working capital at the closing of the Merger will be approximately $117 million. The Purchaser anticipates funding these payments with a combination of bank financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of the Company. Funding of the bank financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the bank financing will be provided. There can be no assurance given that those conditions will be satisfied.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as exhibits to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letters for a more complete description of the provisions summarized below.

Commitment Letters.

Export-Import Bank of China

On August 28, 2012, Parent entered into a commitment letter (the “ExIm Commitment Letter”) with the Export-Import Bank of China (“ExIm”), pursuant to which ExIm has committed to provide Seventy-Five Million Dollars ($75,000,000.00) (the provision of such funds as set forth in the ExIm Commitment Letter, the “ExIm Financing”).

The obligation of ExIm to provide the ExIm Financing is subject to the following conditions:

•	execution of the Merger Agreement;

•	the satisfaction or waiver of each of the conditions to the Offer set forth in Annex I of the Merger Agreement; and

•	the terms to be agreed to by ExIm and Parent with respect to the ExIm Financing.

Agricultural Bank of China

On September 4, 2012, Parent entered into a commitment letter (the “ABC Commitment Letter”) with Agricultural Bank of China (“ABC”), pursuant to which ABC has committed to provide Thirty Two Million Dollars ($32,000,000.00) in the form of an offshore investment syndicated loan project (the provision of such funds as set forth in the ABC Commitment Letter, the “ABC Financing”).

The obligation of ABC to provide the ABC Financing is subject to the following conditions:

•	Parent fulfilling ABC’s lending conditions; and

•	Parent only using the ABC Commitment Letter to fund the acquisition of the Company.

China Construction Bank

On September 4, 2012, Parent entered into a tentative commitment letter (the “CCB Commitment Letter”) with China Construction Bank (“CCB”), pursuant to which CCB has tentatively committed to provide RMB200 million (equal to approximately $31,000,000) in the form of a fixed asset loan (the provision of such funds as set forth in the CCB Commitment Letter, the “CCB Financing”).

The obligation of CCB to provide the CCB Financing is subject to the following conditions:

•	the Merger passing CCB’s loan approval procedure;

•	Parent entering into a definitive borrowing contract with CCB;

•	Parent fulfilling all conditions set out in CCB’s loan approval requirements; and

•	as part of the prior bullet point, including but not limited to Parent providing a guarantee that meets CCB’s requirements.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate. References to Parent or Purchaser below in certain cases may be references to actions to be taken by or on behalf of Parent or Purchaser.

The following is a description of contacts between representatives of Parent or Purchaser with representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. For purposes of this section, “BGI” also means Parent.

On June 5, 2012, the Company issued a press release and filed a Periodic Report on Form 8-K announcing a restructuring plan and that the Company had engaged Jefferies & Company, Inc. (“Jefferies”) as its financial advisor to assist in the Company’s review of strategic alternatives, including a merger, business combination, equity investment, or sale.

On June 15, 2012, on behalf of the Company, Jefferies instructed BGI that written, non-binding, preliminary proposals for a transaction involving the sale of the Company should be submitted by June 29, 2012.

BGI entered into a confidentiality agreement on June 19, 2012 and received a management presentation on June 26 and 27, 2012.

On July 3, 2012, BGI, through its financial advisor Citigroup Global Markets Inc. (“Citi”), submitted a written, non-binding, preliminary proposal to acquire the Company, which included the following terms:

•

A cash purchase price in the range of $3.00-$4.00 per share (which represented a 45-93% premium over the $2.04 per share closing price of the Company’s stock on June 4, 2012, the day before the Company publicly announced its exploration of strategic alternatives);

•	Financed with cash-on-hand and an existing credit facility (i.e., without a financing contingency); and

•	Subject to normal due diligence and usual and customary closing conditions.

On or about July 9, 2012, BGI received instructions to submit a final written proposal for an acquisition of the Company by July 31, 2012. Management immediately provided BGI access to a “virtual data room” that had been populated with detailed information on the Company as well as access to the Company’s management, for purposes of conducting due diligence. BGI was also provided with a proposed draft of an Agreement and Plan of Merger prepared by Latham & Watkins, and was instructed to submit any proposed changes to that agreement with their final written proposal. BGI undertook extensive due diligence, directly as well as through its financial and legal advisors. BGI’s due diligence included further direct discussions with members of the Company’s management team, interview of certain other employees and factory tours.

On July 17, 19 and 20, 2012, BGI and its representatives conducted by teleconference with the Company’s management and its representatives additional finance, technology and intellectual property due diligence with respect to the Company.

On July 27, 2012, BGI’s financial advisor, Citi, informed representatives of Jefferies that BGI could not complete its due diligence in time to submit a final written proposal by July 31, 2012, and that BGI needed up to an additional week to complete due diligence and assimilate the results. BGI’s financial advisors also informed representatives of Jefferies that BGI would need additional time to have discussions with its potential financing sources and obtain financing commitments.

On or around August 2, 2012, BGI requested additional time, until around August 6, 2012, to submit its final written proposal. The Company agreed to BGI’s request for additional time.

During the period August 4, 2012 through August 31, 2012, the management teams and legal and financial advisors of the Company and BGI had several discussions regarding the Company and its business, and BGI’s legal and financial advisors and other consultants conducted further due diligence on the Company.

On August 6, 2012, BGI submitted a non-binding proposal to acquire the Company, along with a mark-up of the proposed merger agreement provided by the Company, which included the following terms

•	A per share cash purchase price of $3.15, which represented approximately a 39% premium over the closing trading price of the Company’s stock on August 6, 2012;

•	Financed with cash-on-hand and proposed bank financing;

•	Subject to limited additional confirmatory due diligence on intellectual property matters;

•	Subject to approval of BGI’s board of directors; and

•	Subject to negotiation of a definitive merger agreement.

On August 9 and 10, on behalf of the Company, Jefferies had various conversations with BGI’s financial advisors.

During the week following August 9, 2012, the Company’s management and financial and legal advisors responded to BGI’s financial and legal advisors on their remaining diligence requests and their markup of the Company’s proposed merger agreement, and, among other things, provided BGI with a term sheet for of a bridge financing facility and obtained more information on the regulatory approvals that BGI was required to obtain in China in order to consummate an acquisition of the Company. In the course of these discussions, BGI communicated that it expected to have obtained financing commitments by August 31, 2012.

On or around August 21, 2012, on behalf of the Company, Jefferies informed BGI’s financial advisor that the Company was requesting bridge financing from potential acquirers participating in the process and relayed the Company’s proposed bridge financing term sheet in connection with the proposed transaction. Citi advised Jefferies that any such bridge financing would need to be discussed with BGI and would depend on the other terms in the transaction.

On August 22, 2012, representatives of O’Melveny & Myers LLP (“O’Melveny”), legal counsel to BGI, and of Latham & Watkins engaged in a conference call to discuss issues in the revised draft of the merger agreement prepared by BGI and O’Melveny and previously delivered. On or about August 22-23, 2012, Latham & Watkins delivered to O’Melveny a revised draft of the merger agreement.

On August 26, 2012, Latham & Watkins delivered a draft of the proposed tender and support agreement to O’Melveny. O’Melveny delivered comments to the tender and support agreement and to the prior draft of the merger agreement to Latham & Watkins on August 28, 2012. On August 29, 2012, representatives of O’Melveny and of Latham & Watkins engaged in a conference call to discuss issues in the revised draft of the merger agreement delivered by O’Melveny.

On August 29, 2012, BGI provided a letter from a financial entity in China setting forth that entity’s willingness to finance up to $120 million for BGI to acquire the Company at a price of $3.15 per share. That financing letter stated that it was conditioned upon, among other things, negotiation between such party and BGI of definitive terms and documentation.

On the morning of August 31, 2012, BGI provided a letter from a separate financial entity—The Export-Import Bank of China (“EIBC”) setting forth that bank’s willingness to finance up to $75 million for BGI to acquire the Company at a price of $3.15 per share. That financing letter similarly stated that it was conditioned upon, among other things, negotiation between EIBC and BGI of definitive terms and documentation. BGI’s financial advisors explained to representatives from Jefferies that BGI had determined not to proceed with financing from the entity that had provided the first commitment letter due to the higher cost of that financing, and instead would be proceeding with the financing from EIBC, which would be the lead lender along with two other financing sources which together would finance the proposed transaction. BGI’s financial advisors also stated that commitment letters from those two other financing sources were in the process of being obtained.

During the next few days, the negotiations with BGI and its financial and legal advisors continued. On September 4, 2012, BGI provided letters from two additional banks in China—Agricultural Bank of China (“ABC”) and China Construction Bank (“CCB”)—setting forth their willingness to finance up to $32 million and RMB200 million (approximately $31 million), respectively, for BGI to acquire the Company. The Company’s financial and legal advisors promptly engaged with senior officials at ABC and CCB, as they had with EIBC, to review these financing commitment letters.

On or around September 5, 2012, Latham delivered to O’Melveny a draft of the convertible subordinated promissory note for the “bridge financing”. On September 7, 2012, O’Melveny delivered to Latham a markup of the convertible subordinated promissory note. Over the course of the next several days, a negotiation of the terms of the convertible subordinated promissory note occurred.

On September 9, 2012, Latham & Watkins and O’Melveny held several calls to negotiate the merger agreement, the tender and support agreement and the “bridge financing”. O’Melveny stated to Latham & Watkins that BGI would not enter into a transaction in which the Company had a stand-alone right terminate the merger agreement in order to accept a superior acquisition proposal on the basis that the Company had publicly announced that it was for sale and had been actively auctioned for over three months, but that the Company Board would have the right (on the terms in the merger agreement) to change or withdraw its recommendation to its stockholders in the event the Company received a superior acquisition proposal. Citi and Jefferies also spoke by phone regarding the “bridge financing”.

From September 10, 2012 through September 12, 2012, the management teams and legal and financial advisors of the Company and BGI had several negotiations regarding the terms of the merger agreement, the tender and support agreement, the convertible subordinated promissory note for the “bridge financing” and the related documents. During that period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged between the parties.

On September 10, 2012, Wang Jun, Chief Executive Officer of BGI, and Dr. Reid spoke by telephone and discussed the transaction in general and high level issues in the merger agreement and in the convertible subordinated promissory note for the “bridge financing”.

During the period September 13, 2012 through September 15, 2012, representatives of the Company discussed with representatives of BGI the remaining issues in the Merger Agreement and the anticipated signing of the merger agreement, the tender and support agreement and the convertible subordinated promissory note for the “bridge financing”.

Following this meeting, on September 15, 2012, the Company, BGI and Purchaser executed and delivered the Merger Agreement, one of BGI’s subsidiaries and the Company executed and delivered the convertible subordinated promissory note for the “bridge financing”, and all signatories to the Tender and Support Agreements executed and delivered such agreement.

The next business day, on Monday, September 17, 2012, BGI and the Company issued a joint press release announcing the execution of the Merger Agreement.

On September 25, 2012, Purchaser commenced the Offer. During the pendency of the Offer, BGI and Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

11. The Transaction Agreements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than seven business days after the date of the Merger Agreement. The obligations of the Purchaser to (and the obligations of Parent to cause the Purchaser to) accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of conditions that are described in Section 15—“Conditions of the Offer.” The Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition to the Offer or modify or amend the terms of the Offer, except that, without the consent of the Company (unless the Company takes any action prohibited by the no solicitation provisions of the Merger Agreement), the Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer except in the situation where new additional consideration is added to the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions to the Offer in a manner adverse to the holders of Shares, or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

If prior to the Expiration Date, all of the conditions to the Offer (including the Minimum Condition and the other conditions and requirements set forth in Annex I to the Merger Agreement) have not been satisfied, or waived by Parent or the Purchaser, the Purchaser will extend the Offer on one or more occasions for successive periods of up to 20 business days each, the length of each such period to be determined by Parent in its sole discretion, in order to permit the satisfaction of such conditions until the satisfaction, or, where permitted by applicable law and the Merger Agreement, waiver by Parent or the Purchaser of such conditions, provided, that the Purchaser shall not be required to extend the Offer if any condition to the Offer has not been satisfied on or prior to the Outside Date (as defined below), provided, that if as of the Outside Date either the HSR Condition or the CFIUS Condition shall not have been satisfied or any of the Other Required Governmental Approvals shall not have been obtained or any waiting period (or extension thereof) shall not have lapsed, then the Outside Date shall be extended for an additional ninety days. However, this shall not be deemed to impair, limit or otherwise restrict in any manner the right of Parent or the Purchaser to terminate the Merger Agreement pursuant to Article 7 thereof. In addition, the Purchaser shall extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

Top-Up Option. The Company granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares of the Company’s common stock equal to the lowest number of Shares of the Company’s common stock that, when added to the number of Shares of the Company’s common stock owned by Parent and the Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares outstanding immediately after the issuance of the new Shares sold to the Purchaser (determined on a fully diluted basis for all outstanding stock options, restricted stock units and any other rights to acquire Shares outstanding on the date of determination), provided that this option shall not be exercisable unless (i) the Minimum Condition has been satisfied and (ii) immediately after such exercise and the issuance of Shares of the Company’s common stock pursuant to exercise of this option, the Purchaser reasonably believes that the threshold of at least 90% of the outstanding Shares (the “Short Form Threshold”) would be reached and provided further that this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of this option. This option is exercisable on one or more occasions, in whole or in part, following the Acceptance Time and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company with the Company being the surviving corporation of the Merger (the “Surviving Corporation”). Following the Merger, the separate corporate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly-owned by Parent. The director of the Purchaser immediately prior to the Effective Time will be the director of the Surviving Corporation until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share issued and outstanding at the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser, all of which will automatically be canceled and will cease to exist, and (ii) Shares owned by stockholders of the Company who perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price paid in the Offer (the “Merger Consideration”).

Equity Awards. The Merger Agreement provides that, prior to the Effective Time, the Company Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, stock options and restricted stock units with respect to Shares will be treated as follows:

•

each unexpired and unexercised stock option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder of such stock option will be entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per Share subject to such stock option multiplied by (B) the number of Shares subject to such stock option immediately prior to the Effective Time provided that no payment will be made with respect to any stock option with a per-share exercise price that equals or exceeds the amount of the Merger Consideration; and

•

each restricted stock unit that is outstanding immediately prior to the Effective Time will be canceled and the holder of such restricted stock unit will be entitled to receive an amount in cash equal to the Merger Consideration multiplied by the maximum number of Shares subject to such restricted stock unit immediately prior to the Effective Time.

The Merger Agreement provides that, at the Effective Time, each issued, unexpired and unexercised warrant to purchase Shares, will be cancelled, and the holder of such warrant will be entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per Share subject to such warrant multiplied by (B) the number of Shares subject to such warrant immediately prior to the Effective Time.

The Merger Agreement provides that, with respect to the Company’s employee stock purchase plan, (A) participation will be limited to those employees who are participants on the date of the Merger Agreement; (B) except to the extent necessary to maintain the status of the employee stock purchase plan as an “employee stock purchase plan” with in the meaning of Section 423(b) of the Code and the Treasury regulations thereunder, such participants shall not be permitted to increase the rate of their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement; (C) no offering period will be commenced after the date of the Merger Agreement; (D) if the day immediately prior to the Effective Time occurs prior to the first exercise date following the date of the Merger Agreement, each purchase right under the employee stock purchase plan outstanding on such date will be automatically exercised by applying the payroll deductions of each then-current participant in the employee stock purchase plan for the then-current offering period in effect under the employee stock purchase plan to the purchase of whole Shares (subject to the provisions of the employee stock purchase plan regarding the maximum number and value of shares purchasable per participant) at a purchase price per Share equal to 85% of the lower of (i) the fair market value per Share on the enrollment date and (ii) the fair market value per Share on the day immediately prior to the Effective Time; and (E) the employee stock purchase plan shall be terminated as of or prior to the Effective Time, but subsequent to the exercise of purchase rights pursuant to clause (D) above.

The Merger Agreement provides that all amounts payable with respect to the above equity will be subject to any required withholding and will be paid without interest.

The Merger Agreement provides that the Company will ensure, prior to the Effective Time, that, following the Effective Time, there will be no rights to acquire Shares, equity awards or any other interests in respect of any capital stock of the Company, the Surviving Corporation or their subsidiaries.

The Merger Agreement also provides that the Company will adopt resolutions so that the disposition of the Company’s equity securities (including derivative securities) pursuant to the Merger Agreement by any director or officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser, including representations relating to: organization and qualification; subsidiaries; capitalization; authority; no conflict; required filings and consents; permits; compliance with law; SEC filings; financial statements; internal controls; state takeover laws; no undisclosed liabilities; absence of certain changes or events; employee benefit plans; labor and other employment matters; contracts; litigation; environmental matters; intellectual property; tax matters; insurance; properties and assets; real property; opinion of financial advisor; required vote; brokers; related party transactions; information in the offer documents and the Schedule 14D-9; information in the proxy statement; research, development and marketing agreements; and regulatory compliance.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization and qualification; authority; no conflict;

required filings and consents; litigation; ownership of the Company capital stock; sufficient funds; ownership of the Purchaser; no prior activities; management arrangements; brokers; information in the proxy statement; and information in the offer documents and the Schedule 14D-9.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as expressly required by applicable law or the Merger Agreement or with Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause its subsidiaries to (i) conduct their respective operations in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve substantially intact their respective employees and business organizations and (iii) use commercially reasonable efforts to preserve substantially intact the goodwill and current relationships with significant customers and suppliers and other persons with which the Company and its subsidiaries have significant business relations. In addition, between the date of the Merger Agreement and the Effective Time, the Company and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, restrictions on:

•	declaration or payment of dividends;

•	issuance, sale, pledge, disposition, grant, transfer or encumbrance of stock;

•	amendment of certificate of incorporation or bylaws;

•	acquisition, sale, lease or other disposition of any material assets or properties;

•	incurrence or guarantee of indebtedness;

•	capital expenditures;

•	entry into or amendment, waiver or termination of material contracts;

•	modification of benefit plans or agreements;

•	actions to fund or secure payment of compensation or benefits;

•	acceleration of payments or vesting of compensation or benefits under benefit plans or agreements;

•	material determinations under benefit plans or agreements;

•	any changes in staffing levels;

•	entry into collective bargaining agreements;

•	writing up or down of any assets;

•	changes to accounting principles or methods and changes to material tax elections;

•	sale, transfer, license or disposition of owned intellectual property;

•	entry into any contract that includes any exclusivity, non-competition, most favored nation or similar provision;

•	merge, consolidate, liquidate, dissolve, recapitalize or reorganize;

•	encumber or license any material property or asset;

•	affiliate arrangements;

•	loans or capital contributions;

•	new line of business;

•	cancel or terminate or materially amend any material insurance policy;

•	reclassify, combine or split any of its capital stock;

•	initiate, commence, settle or agree to settle any proceeding.

Employee Benefit Plan Matters. Parent will provide to each employee of the Company who continues to be employed by Parent or any subsidiary of Parent (including the Surviving Corporation) (i) annual base salary or base wages for a period of one (1) year following the Merger (or any earlier termination of employment) and (ii) benefits (including severance benefits) for a period of six (6) months following the Merger (or any earlier termination of employment) that are, in each case, no less favorable than the annual base salary or base wages and benefits provided to such employee by the Company immediately prior to the Merger.

Parent has also agreed to, following the Merger, honor all employment, severance and change of control arrangements entered into between the Company and its employees. Prior employment with the Company will, to the extent recognized by the Company, be taken into account in determining the eligibility for participation and levels of benefits (but not benefit accrual under any defined benefit plan or vesting under any plan) under all employee benefit plans maintained by Parent and any subsidiary of Parent for the benefit of the employees who continue to be employed after the Merger, except to the extent doing so would result in duplication of benefits. Parent has agreed to use its commercially reasonable efforts to waive any and all eligibility waiting periods for all health and welfare benefit plans and all pre-existing condition exclusions and actively-at-work requirements to the extent such conditions were inapplicable or waived under the comparable benefit plans of the Company. Additionally, Parent has agreed to credit each employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the health benefit plans of the Company prior to the Merger during the year in which the Merger occurs for the purpose of determining deductible and out-of-pocket maximums under the health benefit plans of Parent for that year. The Merger Agreement also provides that the Company will terminate its 401(k) retirement plan effective prior to the closing date of the Merger.

Rule 14d-10. The Merger Agreement also provides for certain covenants on the part of the Company relating to Rule 14d-10 under the Exchange Act and approvals that are to be made by the Company’s compensation committee with respect to employment-related arrangements entered into after the date of the Merger Agreement.

Stockholders Meeting. The Merger Agreement provides that the Company will, if the adoption of the Merger Agreement by the Company’s stockholders is required by law, hold a meeting of its stockholders for the purpose of approving the Merger Agreement. Subject to the no solicitation provisions of the Merger Agreement, the Company Board shall recommend to the stockholders of the Company that they adopt the Merger Agreement, and shall include such recommendation in the proxy statement. Without limiting the generality of the foregoing, the Company agrees that its obligations to hold a stockholders meeting shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (as defined in this Section 11 below) or (ii) any Adverse Recommendation Change (as defined in this Section 11 below) effected by the Company Board.

No Solicitation Provisions. The Merger Agreement contains provisions prohibiting each of the Company and its subsidiaries, as well as their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, from directly or indirectly:

•

soliciting, initiating, seeking or knowingly encouraging or facilitating any Acquisition Proposal or taking any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

•	entering into, participating or engaging in, maintaining or continuing any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or the Purchaser;

•

furnishing to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Acquisition Proposal;

•

approving, endorsing, recommending, executing or entering into any agreement, letter of intent or contract with respect to an Acquisition Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement as defined in the Merger Agreement) or entering into any agreement, arrangement, or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement;

•	submitting any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company;

•

waiving, terminating, modifying, failing to enforce or releasing any person other than Parent or the Purchaser from any provision of or granting any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation; or

•	proposing, resolving or agreeing to do any of the foregoing.

The Merger Agreement provides that the Company is required to, and is required to cause its subsidiaries and instruct its representatives to, immediately cease and cause to be terminated any and all existing activities discussions or negotiations with any person conducted on or prior to the date of the Merger Agreement with respect to any Acquisition Proposal and, as promptly as practicable after the date of the Merger Agreement, request the prompt return or destruction of all confidential information previously furnished to such person within the last 12 months for the purpose of evaluating a possible Acquisition Proposal. Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to the Purchaser accepting for payment, and paying for, all Shares validly tendered prior to the Expiration Date (the “Acceptance Time”), the Company may, and may permit and authorize its subsidiaries and its and its subsidiaries’ representatives to, in response to a bona fide written unsolicited Acquisition Proposal that the Company Board reasonably determines in good faith, after consultation with an independent financial advisor and outside counsel, constitutes or could reasonably be expected to result in a Superior Proposal (as defined in this Section 11 below), and after consultation with its outside legal counsel, the Company Board reasonably determines in good faith that the failure to take such actions would reasonably be expected to breach its fiduciary duties to the stockholders of the Company under Delaware law, then the Company may take the following actions: (A) furnish information with respect to the Company and any of its subsidiaries to the person making such Acquisition Proposal and (B) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal, and which Acquisition Proposal did not otherwise result from a breach of the no solicitation provisions of the Merger Agreement, (1) furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal (and its advisors and representatives) pursuant to a confidentiality agreement that is not materially less restrictive than the confidentiality agreement and the standstill agreement between Parent and the Company and so long as all such information had been provided, or is concurrently provided, to Parent and (2) participate in discussions or negotiations with the person making such Acquisition Proposal (and its advisors and representatives) regarding such Acquisition Proposal.

The Merger Agreement also provides that the Company will, promptly and in any event within 24 hours of learning or receiving the relevant information, provide Parent with:

•

a reasonably detailed written description of any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal (including any modification thereto) or any request for information that could reasonably be expected to lead to an Acquisition Proposal, including the identity of the person from which such inquiry, expression of interest, proposal, offer or request for information was received; and

•

a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication relating to such Acquisition Proposal.

The Merger Agreement prohibits the Company Board or any committee thereof from:

•

withholding, changing, amending, withdrawing or qualifying (or modifying in a manner adverse to Parent) or proposing to withhold, change, amend, withdraw or qualify (or modify in a manner adverse to Parent) the approval, recommendation or declaration of advisability by the Company Board or any such committee of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby (a “Change of Board Recommendation”);

•

adopting, approving, recommending or otherwise declaring advisable the adoption of any Acquisition Proposal, publicly proposing to adopt, approve or recommend any Acquisition Proposal or publicly taking a neutral position or no position with respect to an Acquisition Proposal;

•	submitting any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company; or

•	resolving or agreeing to take any of the actions described above (each such action set forth above being referred to as an “Adverse Recommendation Change”).

Notwithstanding anything in the Merger Agreement to the contrary, prior to the Acceptance Time, the Company Board may make a Change of Board Recommendation if the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that the failure to do so would reasonably be expected to breach the fiduciary duties owed by the Company Board to the stockholders of the Company under Delaware law (A) for a reason unrelated to an Acquisition Proposal in light of an Intervening Event; provided, however, that the receipt of an Acquisition Proposal or Superior Proposal shall not constitute an Intervening Event, or (B) in response to an unsolicited Acquisition Proposal that the Company Board reasonably determines in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a Superior Proposal, provided that the Company Board may not effect such a Change of Board Recommendation unless:

•

in response to the Intervening Event the Company Board shall have first provided prior written notice to Parent at least five business days in advance that it is prepared to effect a Change of Board Recommendation (an “Intervening Event Notice”) or in response to the Superior Proposal the Company Board shall have first provided prior written notice to Parent at least five business days in advance that it is prepared to effect a Change of Board Recommendation (a “Superior Proposal Notice”), which notice shall, if the basis for the proposed action by the Company Board is related to an Intervening Event, specify in reasonable detail the Intervening Event and the facts, circumstances and other conditions giving rise to such proposed action or, if the basis for the proposed action by the Company Board is a Superior Proposal, specify in reasonable detail the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal) and a complete unredacted copy of the relevant proposed or final transaction agreements and documents with the party making such Superior Proposal, including the definitive agreement with respect to such Superior Proposal shall be contemporaneously provided; and

•

Parent does not make, within five business days after the receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Company Board (after consultation with its outside legal counsel), cause such events, facts and circumstances to no longer require the Company Board to effect a Change of Board Recommendation to comply with its fiduciary duties or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be.

The Company agrees that, during the five business day period prior to its effecting a Change of Board Recommendation, the Company and its representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement in such a manner that would obviate the need for the Company Board to effect such Change of Board Recommendation. Any material changes to such Intervening Event (including successive changes) or revisions to the financial terms or other material terms of such Superior Proposal (including successive revisions), as the case may be, occurring prior to the Company’s effecting a Change of Board Recommendation, shall require the Company to provide to Parent a new Intervening Event Notice or Superior Proposal Notice and a five business day period and, in determining whether to effect a Change of Board Recommendation, the Company Board shall take into account any such changes.

As used in the Merger Agreement, an “Intervening Event” means a material event, change or development with respect to the Company and its subsidiaries taken as a whole arising after the date of the Merger Agreement, which is

•	unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of the Merger Agreement and

•	becomes known to or by the Company Board prior to the Acceptance Time.

The Merger Agreement does not prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that the Company Board determines in good faith (after consultation with its outside legal counsel) are necessary to comply with its fiduciary duties under Delaware law, provided that the content of any such disclosure is governed by the terms of the Merger Agreement, and provided, further, that any such disclosure that does not contain an express reaffirmation of the Company Board of the Merger Agreement, the Offer and the Merger or an express rejection of any Acquisition Proposal shall be deemed a Change of Board Recommendation.

As used in the Merger Agreement, an “Acquisition Proposal” means any offer or proposal concerning any

•	merger, consolidation, share exchange, liquidation, dissolution, recapitalization, reorganization or other business combination or similar transaction involving the Company;

•

sale, lease, mortgage, exclusive license, or other disposition of assets of the Company (including equity interests of a subsidiary of the Company) or any subsidiary of the Company representing 15% or more of the consolidated assets of the Company and its subsidiaries;

•	issuance or sale by the Company of equity interests representing 15% or more of the voting power of the Company;

•

transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 15% or more of the voting power of the Company; or

•	any combination of the foregoing (in each case, other than the Offer and the Merger).

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written proposal for a merger or consolidation, or a tender offer or exchange offer, to acquire at least 85% of the outstanding shares of the capital stock of the Company made by a third party that, taking into account the financial, legal, regulatory and other aspects of such proposal,

•

in the good faith judgment of the Company Board, after consultation with outside legal counsel and its independent financial advisor, would, if consummated, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be irrevocably offered by Parent pursuant to the Merger Agreement) and

•	is reasonably capable of being consummated on the terms proposed.

Insurance, Exculpation and Indemnification. The Merger Agreement provides that Parent and the Purchaser agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company (in each case as in effect on the date of the Merger Agreement or as amended or entered into prior to the Effective Time with the consent of Parent) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

The Merger Agreement provides that from the Acceptance Time through the sixth anniversary of the Effective Time (such period, the “Tail Period”), Parent will indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to applicable law, the Company’s certificate of incorporation and bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement. Parent will also advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claims, action, suit, proceeding or investigation with respect to the matters subject to indemnification in accordance with the procedures set forth in the Company’s certificate of incorporation and bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement.

Parent agreed pursuant to the Merger Agreement that it will, maintain in effect, during the Tail Period, the Company’s directors’ and officers’ liability insurance as in effect on the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time on terms no less favorable than those of such policy in effect on the date of the Merger Agreement. Parent shall not be required to pay, in any one year during the Tail Period, an annual premium for insurance that exceeds 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement. Parent may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy the foregoing obligation by causing the Company to obtain, on or prior to the closing date of the Merger, prepaid (or “tail”) directors’ and officers’ liability insurance policy, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under the insurance provisions of the Merger Agreement.

Financing. The Merger Agreement requires Parent and the Purchaser to use their reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Financing at or prior to the Acceptance Time, including using reasonable best efforts to:

•	maintain in effect the Financing and the Financing Commitments;

•	enter into definitive financing agreements with respect to the Financing and Financing Commitments, so that such agreements are in effect prior to the Effective Time;

•

satisfy on a timely basis all Financing Conditions, including by operating the businesses of Parent and the Purchaser in a manner that will cause the satisfaction of Financing Conditions relating to the financial condition of such businesses; and

•	in the event that the Financing Conditions have been, or upon funding would be, satisfied, cause the financing providers to fund the full amount of the Financing.

Parent and Purchaser will provide to the Company copies of all final documents relating to the Financing and keep the Company reasonably informed of material developments in respect of the financing process. If any of the Financing or the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated prior to the Acceptance Time, in whole or in part, for any reason, or all or any portion of the Financing shall becomes unavailable so that Parent will not be able to comply with its obligations contained in the Merger Agreement, Parent and the Purchaser will (i) promptly notify the Company of such expiration, termination or other event and the reasons for such expiration or termination, (ii) use their reasonable best efforts to promptly arrange for alternative financing to replace the financing contemplated by such original commitments or agreements and (iii) use their reasonable best efforts to promptly obtain a new financing commitment that provides for such alternate financing and promptly provide true and complete copies of all agreements relating to such commitment. Upon obtaining any commitment for any such alternative financing, such financing shall be deemed to be a part of the “Financing” and the commitment with respect to such Financing shall be deemed to be a part of the “Financing Commitments” under the Merger Agreement. Parent is required to keep the Company informed on a reasonably current basis of the status of their efforts to obtain the Financing, provide the Company copies of all final documents relating to the Financing and provide the Company with prompt notice of any breach by any party to the Financing Commitments of which Parent or the Purchaser becomes aware or any termination of the Financing Commitments.

As used in the Merger Agreement, “Financing Commitment” means the financing commitment provided pursuant to the ExIm Commitment Letter, the ABC Commitment Letter and the CCB Commitment Letter; “Financing Conditions” mean the conditions precedent to the Financing Commitment; and “Financing” means the bank financing set forth in the Financing Commitments for the purposes of financing the transactions contemplated thereby, including the Offer and the Merger.

Notwithstanding the foregoing, there is no condition to the Offer or Merger that the Purchaser have obtained the Financing.

Obligations to Cause Merger to Occur. The Merger Agreement requires Company and Parent to use their reasonable best efforts to:

•

take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable;

•

obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated herein, including without limitation the Offer and the Merger;

•

as promptly as reasonably practicable, and in any event within 10 business days after the date of the Merger Agreement, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to the Merger Agreement, the Offer and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act, (C) the Other Required Governmental Approvals and (D) any other applicable law; and

•	respond promptly and fully to any “second request” in connection with any filing under the HSR Act or similar inquiry by any governmental entity;

provided, that the Company and Parent shall cooperate with each other in connection with (x) preparing and filing the Offer Documents, the Schedule 14D-9, the Proxy Statement and any other filings, (y) determining whether any action by or in respect of, or filing with, any governmental entity is required, in connection with the consummation of the Offer or the Merger and (z) seeking any such actions, consents, approvals or waivers or making any such filings.

The parties shall as promptly as practicable after the date of the Merger Agreement (and in any event within 10 business days after the date of the Merger Agreement; provided that if either the Company or Parent fails to furnish or cause to be furnished such information and such other assistance as the other party or its agents may reasonably request in a timely manner to allow for the parties to reasonably meet such 10 business day deadline, then the parties shall have a reasonable additional period of time in which to make such joint filing as promptly as practicable after receiving such information and assistance from the relevant party), file a joint draft notification in respect of the Merger Agreement and the Offer and the Merger with CFIUS pursuant to Section 721 of the Exon-Florio Amendment to the Defense Production Act of 1950 (the “Exon-Florio

Amendment”), with the formal joint filing made as soon as practicable thereafter within the minimum amount of time reasonably necessary to address any questions or comments of CFIUS.

The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable law in connection with the transactions contemplated by the Merger Agreement.

The Merger Agreement also requires the Company and Parent to give (or cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement or (ii) required to be disclosed in the disclosure schedules to the Merger Agreement.

The Merger Agreement requires each party to the Merger Agreement to:

•

give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding;

•	promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental entity regarding the Offer or the Merger;

•

consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Merger or any of the other transactions contemplated by the Agreement; and

•

except as may be prohibited by any governmental entity or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding, permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with such request, inquiry, investigation, action or legal proceeding.

Directors. The Merger Agreement provides that, following the Acceptance Time, Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their respective subsidiaries bears to the total number of Shares then outstanding. After the Acceptance Time, the Company shall, upon Parent’s request, take all actions as are necessary or desirable to enable Parent’s designees to be so elected or designated to the Company Board, including but not limited to promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the Company’s bylaws if necessary to increase the size of the Company Board) or promptly securing the resignations of such number of its incumbent directors, and shall cause Parent’s designees to be so elected or designated at such time.

After the Acceptance Time, the Company shall also, upon Parent’s request, cause the directors elected or designated by Parent to the Company Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the Marketplace Rules of Nasdaq. After the

Acceptance Time, the Company shall also, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by Nasdaq Marketplace Rule 4350(c) and make all necessary filings and disclosures associated with such status. This provision is in addition to and shall not limit any rights that Parent, the Purchaser or any of their respective affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable law with respect to the election of directors or otherwise.

The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations to appoint Parent’s designees to the Company Board, including mailing to stockholders (together with the Schedule 14D 9) any information required by Section 14(f) and Rule 14f-1 to enable Parent’s designees to be elected or designated to the Company Board. Parent shall supply or cause to be supplied to the Company any information with respect to Parent, the Purchaser, their respective officers, directors and affiliates and proposed designees to the Company Board required by Section 14(f) and Rule 14f-1.

After Parent’s designees are elected or designated to, and constitute a majority of, the Company Board pursuant to the Merger Agreement, and prior to the Effective Time, the Company shall cause the Company Board to maintain at least three directors who are members of the Company Board on the date of the Merger Agreement, each of whom shall be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules and, at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the Company Board) so that the remaining Continuing Director or Continuing Directors shall be entitled to elect or designate another person that satisfies the foregoing independence requirements to fill such vacancy, and such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

After Parent’s designees are elected or designated to, and constitute a majority of, the Company Board, and prior to the Effective Time, in addition to any approvals of the Company Board or the stockholders of the Company as may be required by the Company’s certificate of incorporation or bylaws or applicable law, the affirmative vote of a majority of the Continuing Directors shall be required:

•	for the Company to terminate or amend the Merger Agreement;

•	for the Company to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement;

•	except as otherwise contemplated by the Merger Agreement, to amend the Company’s certificate of incorporation or bylaws; or

•	to take any other action of the Company Board under or in connection with the Merger Agreement.

In each case described above, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect in any material respect the holders of Shares (other than Parent or the Purchaser); provided, however, that if there shall be no Continuing Directors as a result of such persons’ deaths, disabilities or resignations, then such actions may be effected by majority vote of the entire Company Board.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction or written waiver on or prior to the Effective Time of the following conditions:

•	if required by applicable law, the Merger Agreement shall have been adopted and the Merger approved by the requisite vote of the stockholders of the Company;

•	the consummation of the Merger shall not have been restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity and there shall not have been in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity (collectively, “Legal Restraints”) which prevents the consummation of the Merger; and

•

the Purchaser shall have accepted for payment and paid for Shares validly tendered and not withdrawn pursuant to the Offer and the terms of the Merger Agreement provided that neither Parent nor the Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, the Purchaser shall have failed to purchase any of the Shares validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated, and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned by action taken or authorized by the board of directors of the terminating party or parties, the holders of the Company’s common stock; whether before or after the approval of the Merger:

•	by mutual written consent of Parent and the Company at any time prior to the Effective Time;

•

by the Company, if Parent or Lender (as defined below) fails to fund any required draw under the Note within five business days of the requested funding date set forth in the written notice from the Company to Lender pursuant to the Note;

•

by either the Company or Parent, if the Offer (as it may have been extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of any condition to the Offer or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided that this right to terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder;

•

by either the Company or Parent, if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable;

•	by Parent, at any time prior to the Acceptance Time if a Triggering Event (as defined below) shall have occurred;

•

by Parent or the Company, if the Acceptance Time shall not have occurred on or before the date that is ninety days beyond the date of execution of the Merger Agreement (the “Outside Date”); provided that if as of the Outside Date either the HSR Condition or the CFIUS Condition shall not have been satisfied or any of the Other Required Governmental Approvals shall not have been obtained or any waiting period (or extension thereof) shall not have lapsed, then the Outside Date shall be extended for ninety days (the extended period being the “Outside Date”);

•

by Parent, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy (as defined below) in any representation or warranty of the Company contained in the Merger Agreement or breach of any covenant of the Company contained in the Merger Agreement, in any case, such that certain conditions to the Offer would not or would reasonably be likely to not be satisfied, (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach shall not have been cured in all material respects; provided that Parent shall not be permitted to terminate the Merger Agreement for this reason if: (A) any material covenant of Parent or the Purchaser contained in the Merger Agreement shall have been breached in any material respect, and such breach shall not have been cured in all material respects; or (B) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement; or

•

by the Company, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement or breach of any covenant of Parent or the Purchaser contained in the Merger Agreement that shall have had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent’s or the Purchaser’s ability to consummate the Offer or the Merger, (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured in all material respects; provided that the Company shall not be permitted to terminate the Merger Agreement hereunder if: (A) any material covenant of the Company contained in the Merger Agreement shall have been breached in any material respect, and such breach shall not have been cured in all material respects; or (B) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in the Merger Agreement.

As used in the Merger Agreement, an “Uncured Inaccuracy” means with respect to a representation or warranty of a party to the Merger Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured in all material respects since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Merger Agreement or as of another particular date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of the Merger Agreement or such other particular date, respectively, and the inaccuracy in such representation or warranty shall not have been cured in all material respects since such date.

Termination Fee. The Merger Agreement contemplates that a termination fee of $4 million plus 4% of any draw then funded under the Note (the “Termination Fee”) will be payable by the Company to Parent under any of the following circumstances:

•

the Merger Agreement is terminated under the third, sixth or seventh bullets above under “—Termination”, and prior to the date of such termination of the Merger Agreement, an Acquisition Proposal has been made known to the Company or has been made to the stockholders of the Company generally or any person has publicly announced an intention (whether or not conditional ) to make an Acquisition Proposal, and on or prior to the first anniversary of the termination of the Merger Agreement (A) any Acquisition Proposal is consummated or (B) the Company enters into a definitive written agreement with respect to any Acquisition Agreement with respect to any Acquisition Proposal (provided that the term “Acquisition Proposal” as used herein shall have the meaning assigned to such term in the Merger Agreement, except that the references to “15% or more” shall be deemed to be references to “50% or more”); or

•	the Merger Agreement is terminated by Parent due to a Triggering Event.

As used in the Merger Agreement, a “Triggering Event” shall be deemed to have occurred if:

•	an Adverse Recommendation Change occurs;

•

the Company failed to include in the Schedule 14D-9 or the Proxy Statement the Company Board Recommendation or a statement to the effect that the Company Board has determined that each of the Offer and the Merger is in the best interests of the Company’s stockholders;

•	the Company Board has publicly recommended to its stockholders any Acquisition Proposal;

•	the Company has entered into any letter of intent or any contract relating to any Acquisition Proposal (other than an acceptable confidentiality agreement);

•

a tender or exchange offer relating to securities of the Company has been commenced, and the Company has not sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

•	the Company has materially breached the terms of the non-solicitation provisions of the Merger Agreement;

•	the Company has failed to publicly reaffirm its recommendation to its stockholders of the Offer and the Merger within ten business days after receiving a written request from Parent to do so; or

•	the Company has publicly proposed to do any of the foregoing.

Amendment. The Merger Agreement may be amended by the parties to the agreement at any time, whether before or after the Acceptance Time shall have occurred or the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law, shall have been obtained; however, (i) after the Acceptance Time, there shall be no amendment that decreases the Merger Consideration and (ii) after the adoption of the Merger Agreement by the stockholders of the Company, there may not be made any amendment that by law requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.

Following the election or appointment of the designees of Parent or the Purchaser to the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors then in office shall be required (i) for the Company to terminate or amend the Merger Agreement, (ii) for the Company to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, (iii) except as otherwise contemplated by the Merger Agreement, to amend the Company’s certificate of incorporation or bylaws or (iv) to take any other action of the Company Board under or in connection with the Merger Agreement, in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect in any material respect the holders of Shares (other than Parent or the Purchaser), provided, however, that if there shall be no Continuing Directors as a result of such persons’ deaths, disabilities or resignations, then such actions may be effected by majority vote of the entire Company Board.

The Tender and Support Agreement

Certain stockholders have entered into the Tender and Support Agreement under which they, among other things,

•	agreed to tender all their Shares pursuant to the Offer;

•

agreed to vote their Shares in favor of the adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and against any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement;

•	appointed Parent’s designees as proxies to vote their Shares in favor of the Merger and other matters as set forth in the Tender and Support Agreement; and

•	agreed to certain restrictions on the transfer of their Shares.

The Tender and Support Agreement terminates automatically upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, or (iii) any change in the form (other than to add new additional consideration) or decrease in the amount of consideration payable in the Offer;

provided, however, that in the event the Merger Agreement is terminated by Parent prior to the Acceptance Time because (A) a Triggering Event has occurred or (B) (x) there is an Uncured Inaccuracy (as defined above) in any representation or warranty of the Company contained in the Merger Agreement or breach of any covenant of the Company contained in the Merger Agreement, in any case, such that certain conditions to the Offer would not or would reasonably be likely to not be satisfied, (y) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach and (z) either such Uncured Inaccuracy or breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach shall not have been cured in all material respects, or is otherwise terminated in circumstances where an Acquisition Proposal shall have been made known to the Company or an Acquisition Proposal shall have been made to the stockholders of the Company generally or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, then the obligations of the stockholders of the Company party to the Tender and Support Agreement summarized above in the second, third and fourth bullet points shall continue for 180 calendar days following such termination.

This summary is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference.

The Convertible Subordinated Promissory Note

Concurrently and in connection with the execution of the Merger Agreement, the Company and BGI-HONGKONG Co., Limited, a company organized under the laws of Hong Kong and a wholly owned subsidiary of Parent (“Lender”), entered into a convertible subordinated promissory note (the “Note”).

Under the terms of the Note, Lender agreed, subject to certain conditions, to provide to the Company a loan of up to $30 million to fund the Company’s operating activities prior to the Effective Time.

The amounts advanced under the Note accrue interest at a rate equal to 6% per annum. The principal amount of the loans and all accrued and unpaid interest hereon shall be convertible by Lender at any time following the termination of the Merger Agreement into common stock of the Company at the Offer Price. The principal amount of the loans and all accrued interest thereon are to be repaid in full on the first to occur of (i) September 30, 2014, (ii) the date upon which a change of control of the Company occurs, and (iii) the occurrence of an event of default under the Note. The Company may prepay the loans in whole or in part without premium or penalty.

This summary is qualified in its entirety by reference to the Note, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Company stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

Plans for the Company. Except as disclosed in this Offer to Purchase, Parent and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries or the sale or transfer of a material amount of assets of the Company or its subsidiaries. After the purchase of the Shares in the Offer, Parent and the Purchaser will be entitled to appoint its designees to the Company Board in proportion to its ownership of the outstanding Shares, as described above in Section 11—“The Transaction Agreements—Directors.” After completion of the Offer and the Merger, the Company will be a wholly-owned subsidiary of Parent. After completion of the Offer and the Merger, the reconstituted Company Board expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, to integrate the Company into Parent’s business units, and to ensure that the Company’s business will be conducted in a manner consistent with Parent’s overall business strategy. As a result of this review and integration, it is possible that Parent, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Company Board would implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Parent, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Company Board reserve the right to change their plans and intentions at any time, as deemed appropriate.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Company’s stockholders would have rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment of the Shares.

The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are listed on Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing on Nasdaq. The rules of Nasdaq establish certain criteria that, if not met, could lead to the delisting of the Shares from Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Parent and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not, and will not permit its subsidiaries to, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly-owned subsidiary of the Company to such subsidiary’s parent.

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares, if (a) the Minimum Condition shall not have been satisfied at the Expiration Date, (b) the HSR Condition shall not have been satisfied at or prior to the Expiration Date, (c) any Other Required Governmental Approvals shall not have been obtained or any waiting period (or extension thereof) or mandated filing shall not have lapsed or been made at or prior to the Expiration Date or (d) any of the following events, conditions, state of facts or developments exists or has occurred and is continuing at the Expiration Date:

•

there shall be pending any action by any U.S. governmental entity or any Specified Governmental Entity (A) against Parent, the Purchaser, the Company or any subsidiary of the Company or (B) otherwise in connection with the Offer or the Merger, in either case:

•	challenging the acquisition by Parent or the Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger;

•

seeking to prohibit or impose material limitations on the ability of Parent or the Purchaser, or otherwise to render Parent or the Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger, or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer or in the Merger;

•

(x) seeking to prohibit or impose any material limitations on the ownership or operation by Parent, the Company or any of their respective subsidiaries, of all or any material portion of the business or the businesses or assets of Parent and its subsidiaries, taken as a whole, as a result of or in connection with the Offer or the Merger, or (y) otherwise seeking to compel Parent, the Company or any of their respective subsidiaries to divest, dispose of, license or hold separate any material portion of the business or the businesses or assets of Parent and its subsidiaries, taken as a whole, as a result of or in connection with the Offer or the Merger, or (z) seeking to impose any material limitations on the ability of Parent, the Company and its subsidiaries to conduct their respective businesses or own their respective assets, as a result of or in connection with the Offer or the Merger;

•

seeking to make illegal, restrain, prohibit or impose any material limitations on the ability of Parent or the Purchaser to effectively acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or otherwise in the Merger, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company; or

•	which would reasonably be expected to have a Company Material Adverse Effect;

•

there shall be any law enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a government entity with respect to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to the Other Required Governmental Approvals, that (x) is reasonably likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in the clauses of the paragraph above, or (y) has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger or any other transactions contemplated by the Merger Agreement;

•

(A) any representation or warranty of the Company set forth in Sections 3.2, 3.3, 3.23 or 3.24 of the Merger Agreement shall fail to be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), or (B) any other representation or warranty of the Company contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect; provided, however, that:

•

inaccuracies as of the date of the Merger Agreement with respect to (A) the total number of Shares outstanding set forth in clause (i) of the first sentence of Section 3.2(a) of the Merger Agreement, (B) the total number of Shares subject to outstanding Company options, Company restricted stock units and Company warrants set forth in the first sentence of Section 3.2(b) or Section 3.2(c) of the Merger Agreement, and (C) the exercise prices with respect to the outstanding Company options pursuant to Section 3.2(f)(v) of the Company Disclosure Schedule (as defined in the Merger Agreement), would when considered collectively cause the aggregate amount required to be paid by Parent or the Purchaser to the holders of outstanding Shares, Company options, Company restricted stock units and Company warrants pursuant to the Offer and the Merger to increase by more than one percent in the aggregate; or

•

if clause (ii) of the first sentence of Section 3.2(a) of the Merger Agreement is inaccurate in any respect, in either case such representations and warranties in Section 3.2 of the Merger Agreement shall be deemed to fail to be true and correct in all material respects;

•

the Company shall have breached or failed to perform or to comply, in any material respect, with any agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured prior to the Expiration Date;

•

since the date of the Merger Agreement, any fact, change, event, development or circumstance have occurred, arisen or come into existence, or any worsening thereof, and which has had or would reasonably be expected to have a Company Material Adverse Effect;

•

(A) CFIUS has not notified Parent and the Company in writing that it has determined not to investigate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) pursuant to the powers vested in it by the Exon-Florio Amendment; and (B) in the event that CFIUS has undertaken such an investigation, CFIUS has not terminated such investigation and the President of the United States has not determined not to take any action to suspend or prohibit the transactions contemplated by the Merger Agreement;

•

the Purchaser shall have failed to receive a certificate of the Company, executed by an executive officer of the Company, dated as of the Expiration Date, certifying that conditions set forth in the third, fourth and fifth bullet points above have not occurred; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition and may be waived by the Purchaser or Parent in whole or in part at any time and from time to time, in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

As used in the Merger Agreement, “Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect (x) that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or performance by the Company of any of its material obligations under the Merger Agreement or (y) that is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and the subsidiaries of the Company, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account for purposes of the preceding clause (y) in determining whether there has been or will be, a Company Material Adverse Effect:

•

any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and the subsidiaries of the Company conduct business to the extent the Company and the subsidiaries of the Company are not materially and disproportionately affected thereby relative to other companies in the life sciences industry;

•

general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, to the extent the Company and the subsidiaries of the Company are not materially and disproportionately affected thereby relative to other companies in the life sciences industry;

•

any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including any litigation resulting therefrom, any cancellation of or delays in customer orders, and any disruption in supplier, distributor, partner or similar relationships;

•	any change arising from or relating to compliance with the terms of the Merger Agreement, or action taken, or failure to act, to which Parent has consented;

•

acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement;

•	any hurricane, earthquake, flood, or other natural disasters or acts of God;

•

changes in laws after the date of execution of the Merger Agreement, to the extent the Company and the subsidiaries of the Company are not materially and disproportionately affected thereby relative to other companies in the life sciences industry;

•

changes in GAAP after the date of the Merger Agreement, to the extent the Company and the subsidiaries of the Company are not materially and disproportionately affected thereby relative to other companies in the life sciences industry;

•

the declaration (in and of itself) by any lender of the Company of an event of default under any of the Company’s existing credit facilities, provided that no lender or creditor takes any action to foreclose on collateral and no lender or creditor otherwise initiates a suit, action or proceeding against the Company as a result of such default (unless such default resulted from the failure of Parent to fund an advance under the Note when required to do so under the Note, in which case the foregoing proviso shall not apply to such default), or the inability of the Company to pay any of its debts or obligations as they become due (in and of itself), provided that no lender or creditor takes any action to foreclose on collateral and no lender or creditor otherwise initiates a suit, action or proceeding against the Company (unless such inability resulted from the failure of Parent to fund an advance under the Note when required to do so under the Note, in which case the foregoing proviso shall not apply to such inability) (it being understood that the facts and circumstances giving rise to such declaration or inability may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in the other clauses of the proviso of this definition);

•

any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of the Merger Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in the other clauses of the proviso of this definition); or

•

a decline in the price of the Company’s common stock on the Nasdaq (it being understood that the facts and circumstances giving rise to such decline may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in the other clauses of the proviso of this definition).

16. Certain Legal Matters; Regulatory Approvals.

General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Transaction Agreements and the transactions contemplated thereby.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions of the Offer.”

Legal Proceedings.

Glenn Dietel v. Complete Genomics, Inc., et al.

On September 20, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Superior Court for the state of California in the County of Santa Clara, captioned Glenn Dietel v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Dietel action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties against the Company’s board of directors in connection with the proposed transaction and that the Company and

Parent aided and abetted the purported breaches of fiduciary duties. The Dietel action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(D) to the Schedule TO, which is incorporated herein by reference.

Walter David McNeal v. Complete Genomics, Inc., et. al.

On September 21, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware, captioned Walter David McNeal v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The McNeal action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties against the Company’s board of directors in connection with the proposed transaction and that the Company and Parent aided and abetted the purported breaches of fiduciary duties. The McNeal action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(E) to the Schedule TO, which is incorporated herein by reference.

Christopher Walsh v. Complete Genomics, Inc., et. al.

On September 24, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Superior Court for the state of California in the County of Santa Clara captioned Christopher Walsh v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Walsh action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties against the Company’s board of directors in connection with the proposed transaction and that the Company and Parent aided and abetted the purported breaches of fiduciary duties. The Walsh action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(F) to the Schedule TO, which is incorporated herein by reference.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary material (“HSR Form”) has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of the HSR Form concerning the Offer by the Parent with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger by September 28, 2012, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern time, on or about October 15, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. The Company must file a separate HSR Form as the acquired person within 10 calendar days of the date Parent files its HSR Form. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent and/or the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of

Parent and/or the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

United States Foreign Investment Compliance. The Exon-Florio Amendment empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. Pursuant to the Exon-Florio Amendment, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. Parent and the Company will file a joint voluntary notice with CFIUS pursuant to the Exon-Florio Amendment.

People’s Republic of China Regulatory Compliance. Approval of each of the Ministry of Commerce of the People’s Republic of China (the “PRC”), the National Development and Reform Commission of the PRC and the State Administration of Foreign Exchange of the PRC is required prior to consummation of the Merger.

Other Foreign Laws. The Company and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any such laws are applicable or any foreign governmental entity takes an action prior to the completion of the Offer, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15—“Conditions of the Offer.”

17. Fees and Expenses.

Parent and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent (the “Information Agent”) and Computershare Trust Company, N. A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

Beta Acquisition Corporation

September 25, 2012

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND THE PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China and the current phone number is +86-755-2235-4286. Unless otherwise indicated, each such person is a citizen of the People’s Republic of China.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jianqiu FANG

Supervisor on the Board of Supervisors of Parent since August 2008.

Vice-President of Parent from January through December 2008.

Director in Enterprises Office of Parent from January through December 2007.

Chairman of the Board since January 2008 and General Manager from January through December 2007 of Beijing BGI-GBI Biotech Co., Ltd, a subsidiary of Parent.

Shengquan HUANG	Director on the Board of Directors of Parent since January 2010. Executive Vice President since February 2009 of BGI Holdings, a subsidiary of Parent.

Songgang LI	Supervisor on the Board of Supervisors of Parent since August 2008. Professor at the Beijing Institute of Genomics of Beijing University since1999.

Siqi LIU, Ph.D.

Director on the Board of Directors of Parent since August 2008.

Researcher at the Beijing Genomics Institute, Chinese Academy of Sciences since 2005, and Professor at the Graduate School of Chinese Academy of Sciences since 2005.

Jian WANG	Director on the Board of Directors of Parent since August 2008. General Manager of Parent since August 2008. Director of Beijing Genomics Institute since May 2007.

Jun WANG, Ph.D.

Director on the Board of Directors of Parent since August 2008.

Chief Executive Officer of Parent since 2008.

Visiting Professor at the College of Life Sciences of Beijing University since October 2004; Professor of Genomics at the Chinese University of Hong Kong since June 2009; Professor of Genomics at the Institute of Human Genetics, Aarhus University, Denmark since 2006; Ole Rømer Professor of the Department of Human Genetics, Biochemistry and Molecular Biology at the University of Southern Denmark from September 2006 through July 2009; and Ole Rømer Professor at the University of Copenhagen, Denmark since September 2009.

Guohua YANG, Ph.D.

Supervisor on the Board of Supervisors of Parent since August 2008.

Director of Production, Study, Research and Capital Office of Parent from May 2012 through June 2012; Head of the Department of Science and Technology of Parent from March 2011 through April 2012; Director of the Department of Science and Technology of Parent and the Communist Party Secretary of Parent from January 2008 through August 2010; Secretary of the Youth League Committee and Vice Secretary of the Communist Party Committee of the Biology Department of Beijing University from September 1999 through December 2007.

I-1

Huanming YANG, Ph.D.

Chairman of the Board of Directors of Parent since August 2008.

Honorary Professor of Chinese University of Hong Kong in 2008; Academician of Chinese Academy of Sciences since November 2007; President, Researcher and Ph.D. Supervisor at the Beijing Genomics Research Institute, Chinese Academy of Sciences from 2003 through 2008; Honorary Professor at the School of Medicine, Chinese University of Hong Kong since 2002; Part-time Professor at China Southeast University since 2000; Visiting Professor at the Institute of Human Genetics, Aarhus University, Denmark since 1997; Member of the Third Session of the Expert Advisory Committee of the Foundation Life Sciences Division of National Natural Science from 2002 through 2007; Expert Committee Member of the Chinese Genetic Resources Management Office since 1999; Executive Director of CSBT since 2005; President of the International Cooperation Committee of the Genetics Society of China since 2008; Vice Chairman of the European Association for Global Life Sciences since 2005; Member of the EU Life Sciences and Chinese Coordinating Committee since 2003; Chinese Representative on the UNESCO Government Bioethics Committee since 2006; and Member of the editorial boards of several journals, including the “International Genetics Magazine,” “Chinese Medicine Biotechnology,” “Genomics” and “Biochimie.”

2. Directors and Executive Officers of the Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China and the current phone number is +86-755-2235-4286. Unless otherwise indicated, each such person is a citizen of the People’s Republic of China.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ye YIN

Sole Director of the Purchaser.

President and Secretary of the Purchaser.

Vice General Manager of GBI (Parent’s diagnostic business unit) from January 2007 through March 2009; Director of China Sales Department, Research & Cooperation Division of Parent in 2009; Vice President of the Research & Cooperation Division of Parent in 2010; President of the Research & Cooperation Division of Parent in 2011; Director of BGI-Japan, a subsidiary of Parent, from March 2011 through January 2012; Director of the Quality Management Department of Parent from March through January 2012; Director of Genome Sequencing Operations of Parent since February 2012; Vice President of Parent since February 2012 and Chief Operating Officer of Parent since April 2012.

I-2

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

By Mail:	By Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free:

(888) 750-5834

Banks and Brokerage Firms May Call Collect:

(212) 750-5833